BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

KATHLEEN ASSAF

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 30, 2026 03:21 PM Pacific Time

Incorporation Number: BC1018969

Recognition Date and Time: Incorporated on November 13, 2014 02:27 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

CURALEAF HOLDINGS, INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Jordan, Boris

Mailing Address:	Delivery Address:
1175 SPANISH RIVER ROAD BOCA RATON FL 33432 UNITED STATES	1175 SPANISH RIVER ROAD BOCA RATON FL 33432 UNITED STATES

Last Name, First Name, Middle Name:
Charles, Faith

Mailing Address:	Delivery Address:
290 HARBOR DRIVE STAMFORD CT 06902 UNITED STATES	290 HARBOR DRIVE STAMFORD CT 06902 UNITED STATES

Last Name, First Name, Middle Name:
Johansson, Karl

Mailing Address:	Delivery Address:
789 OLD NORTH SHORE ROAD TWO HARBORS MN 55616 UNITED STATES	789 OLD NORTH SHORE ROAD TWO HARBORS MN 55616 UNITED STATES

Last Name, First Name, Middle Name:
Bodner, Michelle

Mailing Address:	Delivery Address:
30 WEST 63RD STREET APT 23J NEW YORK NY 10023 UNITED STATES	30 WEST 63RD STREET APT 23J NEW YORK NY 10023 UNITED STATES

Last Name, First Name, Middle Name:
Lusardi, Joseph

Mailing Address:	Delivery Address:
1926 BELLONA STREET DANIEL ISLAND SC 29492 UNITED STATES	1926 BELLONA STREET DANIEL ISLAND SC 29492 UNITED STATES

Last Name, First Name, Middle Name:
Shah, Shasheen

Mailing Address:	Delivery Address:
1071 GOVERNOR DEMPSEY DRIVE SANTA FE NM 87501 UNITED STATES	1071 GOVERNOR DEMPSEY DRIVE SANTA FE NM 87501 UNITED STATES

Page: 2 of 3

Last Name, First Name, Middle Name: Greif, Torsten Mailing Address: 290 HARBOR DRIVE STAMFORD CT 06902 UNITED STATES Delivery Address: 290 HARBOR DRIVE STAMFORD CT 06902 UNITED STATES RESOLUTION DATES: Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares: October 12, 2018 September 9, 2021 October 4, 2023 June 22, 2026 AUTHORIZED SHARE STRUCTURE 1. No Maximum Subordinate Voting Shares Without Par Value With Special Rights or Restrictions attached _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 2. No Maximum Multiple Voting Shares Without Par Value With Special Rights or Restrictions attached _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 3. No Maximum Exchangeable Shares Without Par Value With Special Rights or Restrictions attached _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ Page: 3 of 3